AB* 3/10

09059013

SECURITI[…]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Amal El Said (203) 355-7905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

TA 3/12

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc.) (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Abbey National Securities Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the statement of financial condition, during 2008, the Company wound down its business and performed an orderly reduction of substantially all of its open transactions and operations. The Company plans to withdraw its broker dealer license within the next six months, raising substantial doubt that it will continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 26, 2009

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Amounts in thousands, except share data)

ASSETS		
Cash and security deposits with a clearing organization	$	366
Securities purchased under agreements to resell		56,913
Receivable from affiliate		1
Total assets	$	57,280
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES -		
Accrued expenses and other liabilities	$	10
STOCKHOLDER'S EQUITY :		
Common stock ($10 par value, 45,300 shares authorized, issued and outstanding)		453
Additional paid-in capital		44,847
Retained earnings		11,970
Total stockholder's equity		57,270
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	57,280

See notes to statement of financial condition.

ABBEY NATIONAL SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Amounts in thousands)

1. DESCRIPTION OF BUSINESS

Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. (the "Parent"). The Parent is a subsidiary of Banco Santander S.A., (the "Ultimate Parent") a Spanish banking corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation. The company was previously a member of the National Futures Association and was registered with the Commodity Futures Trading Commission as a futures commission merchant.

On February 28, 2008, the Ultimate Parent announced its intention to wind down the Company's business. The Company performed an orderly reduction of substantially all of its open transactions and operations by the end of the second quarter. The Company fully realized its assets and discharged its liabilities, including the repayment of subordinated borrowings, in the normal course of business. The Company currently maintains its broker dealer license and operates on a going concern basis. However, the Company plans to withdraw its broker dealer license within the next six months, raising substantial doubt that it will continue as a going concern. The Company is in full compliance with all its regulatory requirements.

The Company engaged in securities borrowing and lending activities, principal transactions for its own account, trading in exchange-traded futures, securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"). The Company transacted with institutions and affiliated entities. The Company's transactions in financial instruments were primarily self-cleared.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The statement of financial condition is prepared on a going concern basis and in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding matters that affect the financial statement and related disclosures. Such estimates include assumptions used in determining the fair value of financial instruments and amounts allocated from affiliates. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates. As discussed in Note 1 above, there is substantial doubt that the Company will continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability and classification of liabilities.

Cash - The Company's cash has been fully reinvested in reverse repurchase transactions.

Cash and Securities Deposited with Clearing Organizations or Segregated under Federal and Other Regulations and Requirements - Cash and securities deposited with clearing organizations or segregated under federal and other regulations and requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments Owned, Financial Instruments Sold, Not Yet Purchased - Financial instruments owned consist primarily of commercial paper and U.S. government securities and are recorded at fair value. Financial instruments sold, not yet purchased consist primarily of U.S. government securities and equities. Fair values of the financial instruments referred to above are generally based on observable market prices or pricing models using yield curves consistent with the credit rating of the underlying issuer of the security. Purchases and sales are recorded on a trade date basis. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing transactions. As of December 31, 2008, the Company did not hold any such instruments.

Securities Financing Transactions - Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, including accrued interest. They are presented on a net-by-counterparty basis, when appropriate. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are also treated as collateralized financing transactions and are carried at the amount of cash collateral advanced and received, including accrued interest, in connection with the transactions. Such carrying amounts approximate fair value. The Company monitored the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary, to ensure such transactions were adequately collateralized. At December 31, 2008, the Company did not have any stock borrow or stock loan transactions.

The Company did not have any non-cash loan or borrow versus pledge securities transactions as of December 31, 2008.

The Company reinvested its retained earnings and capital into reverse repurchase agreements. At December 31, 2008 the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $56,913.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for securities and securities under collateralized financing transactions not delivered by the Company to a counterparty by settlement date, net receivables arising from unsettled trades and open trade equity on futures contracts. Payables to brokers, dealers and clearing organizations include amounts payable for securities and securities under collateralized financing transactions not received by the Company from the counterparty by the settlement date and net payables arising from unsettled trades.

Income Taxes - The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company, with an affiliated entity, files consolidated federal and state income tax returns. The tax liability of the Company has been determined as if it was a separate tax-paying entity.

3. INCOME TAXES

As of December 31, 2008, the Company's net deferred tax asset is approximately $1.2 million. A full valuation allowance against this deferred tax asset has been established since in the opinion of management it is more likely than not that the benefit resulting from this asset will not be realized. The statute of limitations for 2005 through 2008 is open for Federal and Connecticut purposes.

The Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), effective January 1, 2007. No uncertain tax positions were identified and therefore the adoption did not have a material impact on the Company's financial statements. There were no uncertain tax positions as of or during the year ended December 31, 2008.

4. RELATED PARTY TRANSACTIONS

Affiliate borrowings related to loans from Abbey National Treasury Services plc ("ANTS"), an affiliate of the Company. At the start of the year, the Company had $1,080,000 of such unsecured borrowings. The borrowings were renewed on an on-going daily, weekly or monthly basis until March when they were paid in full.

The Parent has and continues to guarantee, irrevocably and unconditionally, the payment in full of all amounts payable by the Company.

The Company was party to securities financing transactions, including repurchase agreements, with affiliates during 2008. At December 31, 2008, the Company had reverse repurchase agreements with affiliates for $56,913.

During the year, the Company performed securities clearance for an affiliate, as well as introduced business for an affiliate.

5. SUBORDINATED BORROWING

In January 2002, the Company entered into a satisfactory subordinated loan agreement with ANTS for $90,000, pursuant to Appendix D of SEC Rule 15c3-1d. On January 13, 2006, the existing subordinated loan was renewed with a new maturity date of January 13, 2009, bearing interest at LIBOR plus 30 basis points that resets quarterly. Due to the wind down of the business, the subordinated borrowing was repaid in full in April 2008 with the approval of FINRA.

6. CONTINGENCY

At December 31, 2008, the Company maintained its membership at the Depository Trust Company to trade and clear securities. Previously, when the company was member to various U.S. exchanges and clearinghouses, it may have been required to pay a proportionate share of the financial obligations of another member who may have defaulted on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. There was no potential contingent liability under this membership agreement at December 31, 2008.

7. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of ANTS and other affiliates. In the normal course of business, the Company enters into reverse repurchase and repurchase agreements as well as transactions whereby securities are borrowed from and loaned to counterparties in an exchange for collateral. The collateral may be in the form of cash or other securities. Credit risk occurs when the fair value of the underlying securities received falls below the collateral pledged by the Company or when the fair value of the securities delivered exceeds the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist of collateralized reverse repurchase contracts. The Company's counterparty is an affiliated entity.

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for its affiliates. Additional market risk limits are assigned to trading desks. Traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

8. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined.

At December 31, 2008, the Company's regulatory net capital, as defined under SEC rules, was $57,269, which exceeded the minimum regulatory requirement by $57,019.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Abbey National Securities Inc.
400 Atlantic Street
Stamford, Connecticut

In planning and performing our audit of the financial statements of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc.) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP